EXHIBIT 7.1

COCA-COLA HELLENIC BOTTLING COMPANY S.A.

STATEMENT RE COMPUTATION OF RATIOS

RECONCILIATION OF PROFIT ATTRIBUTED TO SHAREHOLDERS OF THE GROUP TO ADJUSTED EBITDA

(In millions of euro)	December 31, 2011	December 31, 2010(1)	December 31, 2009(1)	December 31, 2008(1)	December 31, 2007(1)
Adjusted EBITDA
Profit attributable to shareholders of the Group	€268.9	€426.6	€402.6	€230.2	€470.7
Profit attributable to non-controlling interests	3.9	12.1	22.4	13.3	14.6
Tax	102.7	138.0	142.9	107.3	127.7
Share of results of equity investments	(1.2)	(2.5)	1.9	(0.1)	1.6
Finance income	(9.8)	(7.4)	(9.4)	(16.9)	(11.7)
Finance costs, including losses on net monetary position	103.9	83.1	82.2	125.3	97.5
Operating profit	468.4	649.9	642.6	459.1	700.4
Add: Depreciation of property, plant and equipment	374.7	387.8	360.7	365.4	354.0
Add: Amortization of and adjustments to intangible assets	3.2	7.1	6.9	4.9	4.2
Add: Impairment of property, plant and equipment	21.0	—	—	—	—
Add: Impairment of intangible assets	—	—	—	189.0	—
Add: Stock option compensation	8.1	6.7	6.4	9.3	5.8
Add: non-cash items	1.3	—	6.5	15.8	—
Adjusted EBITDA	€876.7	€1,051.5	€1,023.1	€1,043.5	€1,064.4

(1)  Comparative figures have been restated where necessary to reflect changes in accounting policy as detailed in Item 18, “Financial Statements—Notes to Consolidated Financial Statements— Changes in accounting policy”.

COCA-COLA HELLENIC BOTTLING COMPANY S.A.

RETURN ON INVESTED CAPITAL

(In millions of euro, except percentages)	December 31, 2011	December 31, 2010(1)	December 31, 2009(1)
Tax Shield:
Finance costs, including losses on net monetary position	(103.9)	(83.1)	(82.2)
Greek statutory tax rate	20.0%	24.0%	25.0%
	(20.8)	(19.9)	(20.6)
Amended Income Statement
Operating profit	468.4	649.9	642.6
Add: Share of results of equity investments	1.2	2.5	(1.9)
Less: Tax	(102.7)	(138.0)	(143.4)
Less: Tax shield	(20.8)	(19.9)	(20.6)
	346.1	494.5	476.7
Capital Employed
Cash and cash equivalents	(476.1)	(326.1)	(232.0)
Short-term borrowings, less finance lease obligations and current portion of long-term borrowings	299.6	181.3	236.0
Current portion of long-term borrowings	—	305.0	1.1
Current finance lease obligations	21.9	48.8	69.9
Long-term borrowings, less current portion	1,861.9	1,561.2	2,010.3
Long-term finance lease obligations	72.6	95.2	90.3
Net debt	1,779.9	1,865.4	2,175.6
Shareholders’ equity	2,895.3	2,952.1	2,453.7
Capital employed	4,675.2	4,851.5	4,629.3
Return on Invested Capital (ROIC)	7.4%	10.3%	10.3%

(1)  Comparative figures have been restated where necessary to reflect changes in accounting policy as detailed in Item 18, “Financial Statements—Notes to Consolidated Financial Statements— Changes in accounting policy”.

COCA-COLA HELLENIC BOTTLING COMPANY S.A.

RATIO OF EARNINGS TO FIXED CHARGES

(In millions of euro, except ratios)	December 31, 2011	December 31, 2010(1)	December 31, 2009(1)	December 31, 2008(1)	December 31, 2007(1)
Earnings
Profit before tax	€375.5	€576.7	€567.9	€350.8	€613.0
Add: fixed charges	136.9	118.6	115.9	158.2	128.5
Less: interest capitalized	(1.6)	(1.4)	(4.3)	(6.4)	(5.3)
Total earnings	510.8	693.9	679.5	502.6	736.2
Fixed charges
Finance costs	6.1	11.1	4.8	4.7	1.1
Interest on bank loans and overdrafts	86.0	66.3	66.4	105.3	91.8
Interest on other loans	0.8	0.6	0.7	0.4	0.4
Interest on finance leases	5.6	6.1	10.8	14.7	10.4
Rental expense on operating leases(2)	38.4	34.5	33.2	33.1	24.8
Total fixed charges	€136.9	€118.6	€115.9	€158.2	€128.5
Ratio of Earnings to Fixed Charges	3.7	5.9	5.9	3.2	5.7

(1)  Comparative figures have been restated where necessary to reflect changes in accounting policy as detailed in Item 18, “Financial Statements—Notes to Consolidated Financial Statements— Changes in accounting policy”.

(2) Rental expense on operating leases has been determined as the 1/3 of rental expense for each year, which we consider to be a reasonable approximation of the interest factor.